UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 3, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

DEALING IN SECURITIES BY EXECUTIVE DIRECTORS, PRESCRIBED OFFICERS AND COMPANY SECRETARY
Johannesburg, Friday, 03 October 2025. In line with the provisions of the 2018 Harmony Deferred Share Plan, executive directors and prescribed officers of Harmony were awarded deferred shares on 18 September 2025 based on the 5-day volume weighted average price of R263.44 per ordinary share and accepted these awards on 02 October 2025. In addition, in compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, dealings in securities by executive directors and prescribed officers are disclosed.
The following transactions are disclosed in relation to the deferred share awards:

1.	Name of director:	BB Nel (Group Chief Executive Officer)
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	65,406
	Total value of shares awarded:	R17,230,556.64
	Nature and extent of director’s interest:	Direct beneficial

2.	Name of director:	BP Lekubo (Financial Director)
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	40,148
	Total value of shares awarded:	R10 576 589.12
	Nature and extent of director’s interest:	Direct beneficial

3.	Name of director:	HE Mashego (Executive Director)
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	29,845
	Total value of shares awarded:	R7 862 366.80
	Nature and extent of director’s interest:	Direct beneficial

4.	Name of prescribed officer:	AJ Boshoff
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	33,646
	Total value of shares awarded:	R8 863 702.24
	Nature and extent of prescribed officer’s interest:	Direct beneficial

5.	Name of prescribed officer:	AZ Buthelezi
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	28,090
	Total value of shares awarded:	R7 400 029.60
	Nature and extent of prescribed officer’s interest:	Direct beneficial

6.	Name of prescribed officer:	U Govender
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	20,394
	Total value of shares awarded:	R5 372 595.36
	Nature and extent of prescribed officer’s interest:	Direct beneficial

7.	Name of prescribed officer:	FS Masemula
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	27,358
	Total value of shares awarded:	R7 207 191.52
	Nature and extent of prescribed officer’s interest:	Direct beneficial

8.	Name of prescribed officer:	JJ van Heerden
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	39,337
	Total value of shares awarded:	R10 362 939.28
	Nature and extent of prescribed officer’s interest:	Direct beneficial

9.	Name of prescribed officer:	MP van der Walt
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in five equal tranches over a five-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	28,090
	Total value of shares awarded:	R7 400 029.60
	Nature and extent of prescribed officer’s interest:	Direct beneficial

10.	Name of company secretary:	SS Mohatla
	Nature of transaction:	Off market award of deferred shares
	Periods of vesting:	Deferred shares vest in three equal tranches over a three-year period
	Class of securities:	Deferred ordinary shares

	Number of deferred shares awarded:	13 994
	Total value of shares awarded:	R3 686 579.36
	Nature and extent of company secretary’s interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings by the executive directors, prescribed officers and company secretary.

Ends.

For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120
Johannesburg, South Africa

03 October 2025

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 3, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director